UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 13, 2004

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

(Exact name of registrant as specified in its charter)

SAP CORPORATION
SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING

(Translation of registrant’s name into English)

Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

FORM 6-K
EXHIBITS
SIGNATURES
EXHIBIT INDEX
PRESS RELEASE

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

FORM 6-K

On December 13, 2004, the Board of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), published a so-called “Ad-Hoc” announcement (the “Ad-Hoc Release”). As required by the German Securities Trade Act, the Ad-Hoc announcement was published promptly to announce SAP’s preliminary results for the fourth quarter ended December 31, 2004. A copy of the Ad-Hoc Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2002 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Ad-Hoc Release dated January 13, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Registrant)

By:	/s/ Henning Kagermann Name: Prof. Dr. Henning Kagermann Title: CEO

By:	/s/ Werner Brandt Name: Dr. Werner Brandt Title: CFO

Date: January 13, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	(i) Ad-Hoc Release dated January 13, 2004

Exhibit 99.1

For Immediate Release
January 13, 2004

SAP to Report Strong Profitability Growth in 2003

WALLDORF — January 13, 2004 — SAP AG (NYSE: SAP) today announced that after a preliminary review of its fourth quarter results, it expects fourth quarter software revenues to be approximately €930 million, representing a decrease of 3% compared to fourth quarter 2002 software revenues of €958 million. However, on a constant currency basis, fourth quarter software revenues were up by 4% compared to the fourth quarter of 2002. The software revenue results were achieved mainly through strong performances in the United States and Germany. Total revenues for the fourth quarter are expected to be approximately €2.2 billion, which is down 3% from the €2.3 billion reported in the same period last year. On a constant currency basis, fourth quarter total revenues were up by 4% compared to the fourth quarter of 2002.

     Software revenues for the full year of 2003 are expected to be approximately €2.15 billion, representing a decline of 6% compared to the €2.29 billion reported for 2002. On a constant currency basis, however, full year software revenues were up by approximately 1% compared to 2002. Total revenues for the full year are expected to be slightly above €7.0 billion, which is 5% lower than total revenues of €7.4 billion reported for 2002. On a constant currency basis, total revenues for the full year were up by approximately 3% compared to 2002.

     On the basis of these figures, SAP expects to significantly exceed its previously published target for pro forma operating margin and pro forma earnings per share. The Company now expects its 2003 pro forma operating margin to increase by approximately 4 percentage points to around 27% (2002: 23%). The 2003 pro forma operating margin can be reconciled to the

SAP to Report Strong Profitability Growth to 2003                                                                                                                                 Page 2

operating margin by adjusting for stock-based compensation (approximately €130 million) and acquisition-related charges (approximately €24 million).

     SAP will provide further details of its 2003 preliminary results on January 22.

About SAP

SAP is the world’s leading provider of business software solutions to meet the demands of companies of all sizes—from small and midsize businesses to global enterprises. Powered by the SAP NetWeaver™ open integration and application platform to reduce complexity and total cost of ownership and empower business change and innovation, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. The unique core processes of various industries, from aerospace to utilities, are supported by SAP’s 28 industry-specific solution portfolios. Today, more than 21,600 customers in over 120 countries run more than 69,700 installations of SAP® software. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2003 SAP AG
SAP, the SAP logo, mySAP.com, mySAP, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.
Other product or service names mentioned herein are the trademarks of their respective owners.

For more information, press only:

Herbert Heitmann, +49 6227 7-61137, herbert.heitmann@sap.com, CET
Laurie Doyle Kelly, +49 6227 7-61136, laurie.doyle.kelly@sap.com, CET
Markus Berner, +49 6227 7-42548, markus.berner@sap.com, CET

For more information, financial community only:

Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, martin.cohen@sap.com, EDT